Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed financial information as of and for the three and nine months ended September 30, 2020, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2019 on file with the US Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “AC Immune” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to AC Immune SA.

We prepare and report our financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs (CHF). We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 13, 2020.

Results of Operations

The Covid-19 global pandemic has impacted various countries where we currently operate our clinical trials and business operations. The extent to which Covid-19 may impact us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, the severity of Covid-19, or the effectiveness of actions to contain and treat for Covid-19.

The Company effected its business continuity plan during the interim period ended September 30, 2020. The Company implemented its plan quickly and continues to adapt as the situation evolves. Currently, we have mostly resumed normal operations at full capacity with minimal disruptions to our business. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and orders related to the pandemic, and are working proactively with our partners and other stakeholders to take steps intended to mitigate and minimize any negative impact to our research, clinical programs and other business operations.

Many of our key trials are already fully enrolled and patient follow-up can continue remotely in most cases. However, the current pandemic may impact certain clinical trials as long as the pandemic is ongoing. Most notably:

ACI-3024: Our Phase 1 study for ACI-3024-1901 in healthy young, elderly and Japanese volunteers is completed and the subsequent analysis is ongoing.

ACI-35 in AD: The Company continues to collect data from the Phase 1b/2a ACI-35-1802 study. The interim analysis of cohort 1.1 (safety, tolerability and immunogenicity) was obtained in Q2 2020 and led to the initiation of the second highest dosing group in the Phase 1b/2a clinical trial. The initiation of cohort 1.2 and cohort 2.1 commenced in accordance with the underlying development plans.

ACI-24 in DS: The Company’s ACI-24-1301 Phase 1b trial recruitment and treatment phases have been completed and the subsequent analysis is ongoing.

The Regulatory submission of the ACI-24-DS-1902 Phase 2 trial is proceeding as planned. The initiation of the clinical trial will be dependent on the evolving Covid-19 situation.

ACI-24 in AD: The Company continues to collect safety, immunogenicity and biomarker data from patients in the ongoing Phase 2 study of ACI-24-1801. The 12-month interim data analysis has been completed and the 18-month interim data analysis will be performed as planned.

crenezumab: In response to the government-imposed stay at home order in Colombia related to the Covid-19 pandemic, the dosing of participants in the Colombian API study was temporarily interrupted in H1 2020. The dosing restarted on May 18, 2020. Participants are receiving crenezumab or placebo for at least five years as part of the long-term prevention study, and, despite the interruption, we continue to expect data from the study in Q1 2022.

The Company has drug supplies that are expected to be sufficient to complete ongoing trials as well as additional drug substance supplies expected to be sufficient to support ongoing cohorts of clinical trials for a period of at least three to six months. The Company will refrain from starting new clinical trials if a minimum of a six-months supply on hand cannot be secured. Finally, the Company currently does not expect delays to its clinical trials due to manufacturing or supply-chain issues.

Comparison of the three and nine months ended September 30, 2020 and 2019

Contract revenues

AC Immune generated revenues of CHF 1.1 million in the three months ended September 30, 2020, a decrease of CHF 32.1 million over the comparable period in 2019. AC Immune generated revenues of CHF 14.5 million in the nine months ended September 30, 2020, a decrease of CHF 95.1 million over the comparable period in 2019. The following table summarizes our revenues during the three and nine months ended September 30, 2020, and 2019:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Contract revenue	1,123	33,208	(32,085)
Total revenues	1,123	33,208	(32,085)

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Contract revenue	14,487	109,596	(95,109)
Total revenues	14,487	109,596	(95,109)

For the three months ended September 30, 2020, the Company recorded CHF 1.1 million in total revenues, all of which relates to research and development activities associated with our agreement with Lilly. The decrease compared to the prior period is predominantly related to the prior recognition of CHF 30 million for the first installment of the first milestone achieved with Lilly and CHF 2.2 million for the initiation of a Phase 2 Trial of Tau PET Tracer with Life Molecular Imaging.

For the nine months ended September 30, 2020, the Company recorded a CHF 10 million milestone from its collaboration with Lilly. Additionally, the Company recorded CHF 4.1 million for research and development activities. The overall decrease compared to the prior period predominantly relates to a CHF 73.1 million upfront payment, CHF 30 million milestone for the first of installment of the first milestone and CHF 1.5 million for research and development activities associated with our agreement with Lilly.

Research and Development Expenses

Research and development activities are essential to our business and represent the majority of our costs incurred. Costs for certain development activities, such as clinical trials, are recognized based on an evaluation of the progress to completion of specific tasks using information from the clinical sites and our vendors. Our collaboration arrangements share costs for the research and development of our product candidates differently. We have completed our research and development spending in both of our Genentech collaborations. Janssen will be responsible for the full development cost from the completion of the first Phase 2 or first Phase 3 clinical trial. In addition to these arrangements, we however expect that our total future research and development costs will continue to increase over current levels in line with planned expansion of our product pipeline supporting our three-pillar strategy that focuses on Alzheimer’s disease, non-Alzheimer’s neurodegenerative diseases, including NeuroOrphan indications, and diagnostics, including both small molecule PET tracers and antibodies.

For the three and nine months ended September 30, 2020, research and development expenses totaled CHF 15.5 million and CHF 43.5 million compared with CHF 11.5 million and CHF 35.8 million for the comparable periods in 2019, respectively. This represents an increase of CHF 4.0 million and CHF 7.8 million, respectively. The following table presents the research and development expenses during the three and nine months ended September 30, 2020 and 2019:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Operating expenses(1)	11,597	8,205	3,392
Salaries and related costs(2)	3,921	3,273	648
Total research and development expenses	15,518	11,478	4,040

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Operating expenses(1)	31,881	26,069	5,812
Salaries and related costs(2)	11,655	9,701	1,954
Total research and development expenses	43,536	35,770	7,766
(1) (2)	Includes depreciation expense Includes share-based compensation expense

The table below provides a breakdown of our research and development costs, including direct research and development costs and manufacturing costs related to research and development, by major development categories of our programs for the periods covered by this Form 6-K. The research and development costs not allocated to specific programs include employment costs, regulatory, quality assurance and intellectual property costs. We do not assign our internal costs, such as salary and benefits, share-based compensation expense, laboratory supplies and other direct expenses and infrastructure costs to individual research and development projects, because the employees within our research and development groups typically are deployed across multiple research and development programs.

The following table summarizes our research and development expenses by major development program during the three and nine months ended September 30, 2020, and 2019:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Alzheimer’s disease	3,721	4,260	(539)
Non-Alzheimer’s diseases	5,323	2,188	3,135
Diagnostics	640	679	(39)
New discovery programs	449	435	14
Total programs	10,133	7,562	2,571
R&D expenses not allocated to specific programs	5,385	3,916	1,469
Total research and development expenses	15,518	11,478	4,040

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Alzheimer’s disease	12,670	15,559	(2,889)
Non-Alzheimer’s diseases	12,879	6,103	6,776
Diagnostics	1,431	1,634	(203)
New discovery programs	1,216	827	389
Total programs	28,196	24,123	4,073
R&D expenses not allocated to specific programs	15,340	11,647	3,693
Total research and development expenses	43,536	35,770	7,766

The CHF 0.5 million decrease in investments in Alzheimer’s disease programs for the three months ended September 30, 2020, predominantly relates to a CHF 0.2 million decrease in spending on ACI-24 in Alzheimer’s disease primarily related to completing the manufacturing process development. The Company also spent CHF 0.6 million less for ACI-35 in the current period related to toxicology and manufacturing costs for clinical trial material in the prior period that did not repeat in the current period. Finally, the Company spent CHF 0.3 million more on certain Phase 1 clinical activities completed to advance our Morphomer Tau lead compound. The CHF 3.1 million increase in non-Alzheimer’s disease programs is led by a CHF 1.6 million increase for ACI-24 in Down syndrome related costs primarily related to scaling up activities for a Phase 2 clinical study. The Company spent CHF 0.7 million more to advance the development of its alpha-synuclein projects. Finally, the Company also incurred CHF 0.7 million more for the development of its anti-TDP-43 antibody with the initiation of IND-enabling studies in Q3 2020.

The CHF 2.9 million decrease in investments in Alzheimer’s disease programs for the nine months ended September 30, 2020, predominantly relates to a CHF 2.5 million decrease in spending on ACI-24 in Alzheimer’s disease primarily related to completing the manufacturing process development. The Company also incurred CHF 1.3 million less in ACI-35 in the current period related to a decrease in toxicology and manufacturing costs for clinical trial material in the prior period that did not repeat in the current period. Additionally, for our Morphomer Tau lead compound, the Company incurred CHF 1.1 million more for Phase 1 clinical activities primarily due to a full year of activities in 2020 compared to a ramping up of activities in 2019. The CHF 6.8 million increase in non-Alzheimer’s disease programs is led by a CHF 4.9 million increase for ACI-24 in Down syndrome related costs primarily related to scaling up activities for a Phase 2 clinical study plus certain development costs for the second generation. We also recorded a CHF 0.6 million increase associated primarily with higher preclinical and manufacturing costs to advance our alpha-synuclein projects. The Company also incurred CHF 0.9 million more for the development of its anti-TDP-43 antibody with the initiation of IND-enabling studies in Q3 2020 and CHF 0.5 million for certain neuroinflammation investments.

R&D expenses not allocated to specific programs increased by CHF 1.5 million for the three months ended September 30, 2020. The Company increased its headcount by 5 full time equivalents (FTEs) during the period and increased payroll and share based compensation expense by CHF 0.4 million and CHF 0.2 million, respectively. Additionally, we recorded an increase of CHF 0.9 million in regulatory and quality assurance, intellectual property and other unallocated research and development costs.

R&D expenses not allocated to specific programs increased by CHF 3.7 million for the nine months ended September 30, 2020. The Company increased its headcount by 11 full time equivalents (FTEs) during the period and increased payroll and share based compensation expense by CHF 1.5 million and CHF 0.4 million, respectively. Additionally, we recorded an increase of CHF 1.8 million in regulatory and quality assurance, intellectual property and other unallocated research and development costs.

General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including share-based compensation, professional fees such as legal and accounting related services, infrastructure expenses and other operating expenses.

For the three and nine months ended September 30, 2020, general and administrative expenses totaled CHF 4.9 million and CHF 13.6 million compared with CHF 4.0 million and CHF 10.8 million for the comparable periods in 2019, respectively. This represents an increase of CHF 0.9 million and CHF 2.7 million, respectively.

For the three and nine months ended September 30, 2020, the Company increased its headcount by 1 and 4 FTEs, respectively. Our payroll expense increased by CHF 0.4 million and CHF 1.2 million and our share based compensation expense increased by CHF 0.2 million and CHF 0.6 million for the three and nine months ended, respectively.

For the three months ended September 30, 2020, the Company incurred a CHF 0.4 million increase in professional services associated with our at the market offering issuance costs. Additionally, we incurred a CHF 0.2 million increase in rental expenditures and depreciation of our right of use assets and capital equipment offset by a decrease of CHF 0.1 million for communications and investor relations.

For the nine months ended September 30, 2020, the Company incurred a CHF 0.3 million increase in professional services associated with our at the market offering issuance costs. Additionally, we incurred a CHF 1.1 million increase in administrative matters including CHF 0.6 million for depreciation of our right of use assets and capital equipment, CHF 0.2 million for insurance and CHF 0.3 million for miscellaneous other areas. This was offset by CHF 0.2 million for communications and investor relations and CHF 0.2 million in other administrative areas. The following tables present the general and administrative expenses for the three and nine months ended September 30, 2020, and 2019:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Operating expenses(1)	1,983	1,570	413
Salaries and related costs(2)	2,909	2,386	523
Total general and administrative expenses	4,892	3,956	936
	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Operating expenses(1)	5,259	4,366	893
Salaries and related costs(2)	8,294	6,469	1,825
Total general and administrative expenses	13,553	10,835	2,718

(1) Includes depreciation expense (2) Includes share-based compensation expense

Finance result, net

The following table presents the net financial income and expenses during the three and nine months ended September 30, 2020, and 2019:

	For the Three Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Interest income/(expense), net	(43)	(13)	(30)
Change in fair value of conversion feature	—	—	—
Foreign currency remeasurement gain/(loss), net	(187)	272	(459)
Other finance income/(expense)	41	(23)	64
Finance result, net	(189)	236	(425

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Interest income/(expense), net	(74)	(1,449)	1,375
Change in fair value of conversion feature	—	4,542	(4,542)
Foreign currency remeasurement gain/(loss), net	(686)	(286)	(400)
Other finance income/(expense)	134	(1,278)	1,412
Finance result, net	(626)	1,529	(2,155)

For the three and nine months ended September 30, 2020 and 2019, the Company recognized CHF 0.2 million and CHF 0.6 million in net financial losses compared with CHF 0.2 million and CHF 1.5 million in net financial gains, respectively.

For the three months ended September 30, 2020, the Company recorded less than CHF 0.2 million in foreign currency losses.

For the nine months ended September 30, 2020, the Company recorded CHF 0.7 million in foreign currency losses compared with CHF 0.3 million in the prior period, predominantly related to the movement in our forward contract settled in Q2 2020. The Company held approximately 96% of its cash and cash equivalents and short-term financial assets in local currency, which is an increase from 84% as of September 30, 2019. The key driver for the changes relate to items related to our Lilly agreement in the prior period. Notably, a CHF 4.5 million remeasurement gain associated with the change in fair value of the conversion feature for the convertible loan due to Lilly and CHF 1.4 million in effective interest to amortize the host debt for the convertible loan were not repeated in the current period.

Liquidity and Capital Resources

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances and revenues from collaboration agreements. The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. As of September 30, 2020, we had cash and cash equivalents of CHF 176.6 million and short-term financial assets of CHF 70.0 million for a total liquidity balance of CHF 246.6 million.

Our primary uses of capital are, and we expect will continue to be, research and development expenses, compensation and related expenses, and other operating expenses including rent. Cash and cash equivalents used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We expect to incur substantial expenses in connection with a number of our product candidates in various stages of clinical development. This includes co-funding ACI-35 to the end of the Phase 1b/2a clinical study, expenditures for clinical activities in accordance with our agreement with Lilly, preparation of a Phase 2 study in ACI-24 in Down syndrome, increased investment in our PET tracer candidates focused on alpha-synuclein and TDP-43 and a number of research initiatives focused on neurodegenerative orphan diseases other than Alzheimer’s disease.

We plan to continue to fund our operating and capital funding needs through proceeds received from licensing and collaboration agreements (“LCAs”) and through equity or other forms of financing. For example, in September 2020 we entered into the Open Market Sale Agreement with Jefferies, which provides that, upon the terms and subject to the conditions and limitations set forth in the Sales Agreement, we may elect to issue and sell, from time to time, shares of our common shares having an aggregate offering price of up to USD 80 (CHF 74.3) million through Jefferies acting as our sales agent. Under the Sales Agreement, Jefferies may sell the shares of common shares by any method permitted by law deemed to be an “at the market offering” as defined under the Securities Act of 1933, as amended, in privately-negotiated transactions with our consent or in block transactions. Jefferies will use commercially reasonable efforts to sell the shares of common shares subject to the Sales Agreement from time to time, consistent with its normal sales and trading practices, on mutually agreed terms. We will pay Jefferies a commission of up to 3.0% of the gross sales proceeds of any common shares sold through Jefferies under the Sales Agreement. We are not obligated to make any sales of common shares under the Sales Agreement, and we have not yet sold any common shares pursuant to the Sales Agreement.

We may also consider entering into additional LCAs and selectively partnering for clinical development and commercialization.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Nine Months Ended September 30,
in CHF thousands, unaudited	2020	2019	Change
Net cash provided by/(used in):
Operating activities	(40,154)	67,964	(108,118)
Investing activities	24,163	(61,307)	85,470
Financing activities	(343)	49,624	(49,967)
Net (decrease)/increase in cash and cash equivalents	(16,334)	56,281	(72,615)

Operating activities

Net cash used in operating activities was CHF 40.2 million for the nine months ended September 30, 2020, compared with net cash provided by operating activities of CHF 68.0 million for the nine months ended September 30, 2019. The change in cash used in operating activities for the nine months ended September 30, 2020, was due to the Company’s reporting net loss of CHF 42.4 million for the nine months ended September 30, 2020, compared with net income of CHF 64.9 million for the same period in 2019 driven by (i) a decrease of CHF 95.1 million in revenues, principally due to the recognition of a CHF 73.1 million upfront payment for a right-of-use license fee, CHF 1.5 million for research and development activities and a CHF 30 million payment for the first installment of the first milestone associated with our agreement with Lilly in the prior period compared to CHF 14.1 million in the current period and (ii) a CHF 7.8 million increase in research and development costs for the nine months ended September 30, 2020.

Investing activities

Net cash provided by investing activities was CHF 24.2 million for the nine months ended September 30, 2020, compared with net cash used in investing activities of CHF 61.3 million for the nine months ended September 30, 2019. A net of CHF 25.0 million worth of short-term financial assets matured for the nine months ended September 30, 2020, compared to a CHF 60.0 million increase in investments in short-term financial assets for the prior period. The Company additionally acquired CHF 0.8 million in additional fixed assets in the current period compared to CHF 1.3 million in the prior period.

 Financing activities

Net cash used in financing activities was CHF 0.3 million for the nine months ended September 30, 2020, compared with net cash provided by financing activities of CHF 49.6 million for the nine months ended September 30, 2019. The decrease of CHF 50.0 million is predominantly related to CHF 50.3 million received from Lilly for a convertible loan in the prior period that was not repeated in the current period.

Operating Capital Requirements and Plan of Operations

We do not expect to generate revenues from royalties based on product sales unless and until our partners obtain regulatory approval of, and successfully commercialize, our current or any future product candidates. As of September 30, 2020, we had cash and cash equivalents of CHF 176.6 million and short-term financial assets of CHF 70.0 million totaling CHF 246.6 million in liquidity. The decrease relative to December 31, 2019 is due to the receipt of a CHF 10 million milestone payment from Lilly offset by an increase in our operating expenditures. This includes increases in our research and development spending on our major discovery and development programs and the strengthening of the Company’s infrastructure, systems and organization. There can be no certainty as to the exact timing, or in fact, whether any future milestone payments will ever be made given that these milestone payments are contingent on clear milestones being reached. Accordingly, assuming we do not receive potential milestone payments and based upon our currently contemplated research and development strategy, we believe that our existing capital resources will be sufficient to meet our projected operating requirements through the first quarter of 2024.

We expect to generate losses for the foreseeable future, and these losses could increase as we continue product development until we successfully achieve regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all the risks pertinent to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We expect to incur additional costs associated with operating a public company and we anticipate that we will need substantial additional funding in connection with our continuing operations. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical studies, funding may not be available to us on acceptable terms, or at all.

Our future funding requirements will depend on many factors, including but not limited to the following:

•	The scope, rate of progress, results and cost of our preclinical and clinical studies and other related activities, according to our long-term strategic plan;

•	The cost of manufacturing clinical supplies and establishing commercial supplies of our product candidates and any other products we may develop;

•	The cost, timing and outcomes of regulatory approvals;

•	The costs and timing of establishing sales, marketing and distribution capabilities;

•	The terms and timing of any collaborative, licensing and other arrangements that we may establish, including any required milestone and royalty payments thereunder;

•	The emergence of competing technologies or other adverse market developments; and

•	The potential cost and timing of managing and protecting our portfolio of intellectual property.

Quantitative and Qualitative Disclosures about Market Risk

During the three and nine months ended September 30, 2020, there were no significant changes to our quantitative and qualitative disclosures about market risk described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report on Form 20-F.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report on Form 20-F.

JOBS Act Exemption

On April 5, 2012, the Jumpstart our Business Startups Act of 2012, or the JOBS Act, was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2021) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would also cease to be an emerging growth company if (i) we have more than USD 1.07 billion in annual revenue, (ii) we are deemed to be a “large accelerated filer” under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds USD 700 million as of the most recently completed second fiscal quarter, or (iii) we have issued more than USD 1.0 billion in non-convertible debt during the prior three-year period.

Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use adjusted income/(loss) and adjusted earnings/(loss) per share when monitoring and evaluating our operational performance. Adjusted income/(loss) is defined as income/(loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted earnings/(loss) per share is defined as adjusted income/(loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The Company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or as substitutes for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss). The following table reconciles net income/(loss) to adjusted income/(loss) and adjusted earnings/(loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and
Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
in CHF thousands except for share and per share data	2020	2019	2020	2019
Income/(Loss)	(18,994)	18,213	(42,421)	64,888
Adjustments:
Non-cash share-based payments (a)	1,233	882	3,079	2,027
Foreign currency losses (b)	187	(272)	686	286
Effective interest expense (c)	—	—	—	1,355
Change in fair value of conversion feature (d)	—	—	—	(4,542)
Adjusted Income/(Loss)	(17,574)	18,823	(38,656)	64,014

Earnings/(Loss) per share – basic	(0.26)	0.25	(0.59)	0.92
Earnings/(Loss) per share – diluted	(0.26)	0.25	(0.59)	0.92
Adjustment to earnings/(loss) per share – basic	0.02	0.01	0.05	(0.01)
Adjustment to earnings/(loss) per share – diluted	0.02	0.01	0.05	(0.01)
Adjusted earnings/(loss) per share – basic	(0.24)	0.26	(0.54)	0.91
Adjusted earnings/(loss) per share – diluted	(0.24)	0.26	(0.54)	0.91
Weighted-average number of shares outstanding Adjusted earnings/(loss)–basic	71,925,009	71,822,884	71,888,273	70,184,257
Weighted-average number of shares outstanding Adjusted earnings/(loss)–diluted	71,925,009	72,281,264	71,888,273	70,700,690

(a)	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

(b)	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

(c)	Effective interest expense for the period relates to the accretion of the Company’s convertible loan in accordance with the effective interest method.

(d)	Change in fair value of conversion feature that is bifurcated from the convertible loan host debt with Lilly.

Adjustments for the three and nine months ended September 30, 2020, were CHF 1.4 million and CHF 3.8 million decreases in net losses compared with an increase to net income and a decrease to net income of CHF 0.6 million and CHF 0.9 million for the comparable periods in 2019, respectively. The Company recorded CHF 1.2 million and CHF 3.1 million for the three and nine months, respectively, for share-based compensation expenses. There were foreign currency remeasurement losses of less than CHF 0.2 million and CHF 0.7 million, respectively, predominantly related to the movement in our forward contract settled in Q2 2020. For the three months ended September 30, 2019, the Company recorded CHF 0.9 million for share-based compensation expenses. For the nine months ended September 30, 2019, the Company recorded CHF 2.0 million for share-based compensation expense. Additionally, the Company recorded CHF 1.4 million for amortization of effective interest and a CHF 4.5 million gain for the change in fair value of the liability related to the conversion feature for the nine months ended September 30, 2019. These were not repeated in the current period.

Cautionary Statement Regarding Forward Looking Statements

This discussion and analysis contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion and analysis, including statements regarding our future results of operations and financial position, business strategy, product candidates, product pipeline, ongoing and planned clinical studies, including those of our collaboration partners, regulatory approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in our annual report on Form 20-F, including: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described under the sections in our annual report on Form 20-F entitled “Risk Factors” and this discussion and analysis. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time such as the global pandemic originating with Covid-19, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.